FEE WAIVER AND REIMBURSEMENT AGREEMENT

THIS FEE WAIVER AND REIMBURSEMENT AGREEMENT (this “Agreement”) is made and entered into as of the 30th day of January, 2009 by and between Skyhawk Funds Trust, a Delaware statutory trust (the “Trust”), and Skyhawk Capital Management, LLC, a Delaware limited liability company (the “Adviser”).

RECITALS:

WHEREAS, the Trust is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the “Act”) as an open-end management investment company consisting of one series, Skyhawk Small Cap Fund (the “Fund”); and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement, dated December 1, 2006 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the level described below.

AGREEMENT:

NOW, THEREFORE, the Trust and the Adviser do mutually promise and agree as follows:

1.

Expense Limitation.  The Adviser agrees that until January 31, 2010, the Adviser will reduce its compensation with respect to the Fund, as provided for in the Advisory Agreement, and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses (on an annual basis), exclusive of (a) taxes, (b) interest charges, (c) litigation and other extraordinary expenses, and (d) brokers’ commissions and other charges relating to the purchase and sale of the Fund’s portfolio securities do not exceed 1.49% of average daily net assets.  For the purpose of this expense limitation obligation. operating expenses do not include the indirect expenses of investing in other investment companies.  Reimbursed expenses will be determined in the following order: organizational, offering and all other expenses.

2.

Recoupment.  The Adviser shall be entitled to recoup the amounts provided for in Section 1 above for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the Fund, provided that the total operating expenses including this recoupment do not exceed the established cap on expenses for that year.

3.

Amendments.  This Agreement may be amended by the mutual consent of the parties; provided, however, that in no event may it be amended without the approval of the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” (as defined in the Act) of the Trust or any other party to this Agreement.

4.

Termination.  This Agreement may be terminated by the Trust at any time without the consent of the Adviser or by the Adviser with the consent of the Trust; provided, however, that in no event may it be terminated without the approval of the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust or any other party to this Agreement.

5.

Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.  This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Fee Waiver and Reimbursement Agreement to be executed on the day first above written.

SKYHAWK CAPITAL MANAGEMENT, LLC

(the “Adviser”)

By:

s/

Name:

Eric Crigler

Title:

President

SKYHAWK FUNDS TRUST

(the “Trust”)

By:

s/

Name:

Eric Crigler

Title:

President

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